Mail Stop 3233

                                                             July 17, 2018

Via E-mail
Greg Steinberg
Senior Vice President and General Counsel, Platform Ventures, LLC
Platform Ventures Diversified Housing REIT, LLC
4220 Shawnee Mission Parkway, Suite 200B
Fairway, Kansas 66205

       Re:    Platform Ventures Diversified Housing REIT, LLC
              Offering Statement on Form 1-A
              Filed June 22, 2018
              File No. 024-10859

Dear Mr. Steinberg:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your revised disclosure on pages 58 and 131 regarding the mandatory arbitration provision. In particular, we note your statement: "Based on discussions with and research performed by the Company's counsel, we have no reason to believe that the
       Arbitration Provision is not enforceable under federal law, the laws of the State of
       Delaware, the laws of the State of Kansas, or under any other applicable laws or regulations. Please provide us more specific detail regarding your analysis and basis for the belief that such provision is enforceable under the applicable laws or regulations. In addition, we further note that you would abide by a decision that such provision is unenforceable. Please revise to clarify if there may be uncertainty as to enforceability.

2. We note your revised disclosure that your manager will pay a fee equal to 0.50% of the equity raised in this offering to North Capital as well as a flat fee of $10,000. We further note your disclosure that any required commissions to North Capital or other broker-
 Greg Steinberg
Platform Ventures Diversified Housing REIT, LLC
July 17, 2018
Page 2

        dealers will not be paid by or charged to you or your shareholders. We further note the
        Class D shares carry a shareholder servicing fee with an annualized rate of 0.50% and you expect to reimburse your manager for formation and offering expenses. Please revise to clarify, if true, that your manager will not be reimbursed for the fees it will pay to
        North Capital and, although your shareholders will not pay commissions, the distributions to the Class D shareholders will be reduced as a result of the shareholder servicing fee.

Financial Statements

Unaudited Pro Forma Condensed Financial Information, page F-8

3. We note your response to comment 5 in which you indicate that you do not have access to the Orchard Corners property's books and records to allow for an audit of the property operations prior to the acquisition by your affiliate from a third party seller in October
        2017. On page 7 of the Form 1-A you disclose that "unlike other non-exchange-traded
        REITs (both traditional and online) that initially are completely "blind pools," we have identified two properties (i.e. the Seed Assets) that will be part of our portfolio so you can assess, before you invest, two of the assets in our portfolio." Other than the vacancy disclosures on page 76, please tell us what quantifiable information you have provided, or are capable of providing, to allow potential investors to assess the operating performance of Orchard Corners.

Independent Auditor's Report, page F-14

     4. We note that the audit report on the financial statements of The Domain at City Center,
        LLC on page F-14, note F on page F-18 and Exhibit 11.2 make reference to Note 4 instead of Note B.4. Please revise as appropriate.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Greg Steinberg
Platform Ventures Diversified Housing REIT, LLC
July 17, 2018
Page 3

       You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or Kristi Marrone
Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Attorney-Advisor, at (202) 551-
7150 or me at (202) 551-3401 with any other questions.


                                                          Sincerely,

                                                          /s/ Jennifer Gowetski

                                                          Jennifer Gowetski
                                                          Senior Counsel
                                                          Office of Real Estate
and
                                                          Commodities

cc:    Mark Schonberger
       Goodwin Procter LLP